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                             April 27, 2021

       Maja Spalevic
       Chief Financial Officer
       Bespoke Capital Acquisition Corp.
       3rd Floor
       115 Park Street
       London, W1K 7AP
       United Kingdom

                                                        Re: Bespoke Capital
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed April 20,
2021
                                                            File No. 333-254260

       Dear Ms. Spalevic:

                                                        Please respond to this
letter by providing the requested information.

              After reviewing the information you provide in response to these comments, we may have additional comments.

   1. We note that the Form 6-K filed on April 15, 2021 includes as exhibits a Notice of
                                                        Meeting, Management
Proxy Circular and Form of Proxy. Please advise whether the
                                                        registrant disseminated
proxy cards to shareholders. If so, please advise how doing so is consistent with
Securities Act section 5. In responding to this comment, please refer to
                                                        Securities Act Forms
Compliance and Disclosure Interpretation 125.07.
             Please contact Sherry Haywood at (202) 551-3345 or Perry Hindin at
(202) 551-
       3444 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing
       cc:                                              Joel T. May